Exhibit 99.1

November 6, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  REPORTS  LOWER  COSTS  AND  IMPROVED  OPERATING MARGINS  FOR  THE  THIRD  QUARTER  2013

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today reported financial results for the Company’s three and nine months ended September 30, 2013.  The full version of the Company’s financial statements and Management’s Discussion and Analysis can be viewed on the Company's website at www.greatpanther.com, or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

“We are very pleased to report that the cost cutting and grade control initiatives undertaken throughout the year have resulted in a significant improvement in our operating margins and cash-flow compared to the second quarter of 2013,” stated Robert Archer, President & CEO.  “The improved financial results were achieved alongside a second successive quarterly record in total metal production.  While I recognize and appreciate the efforts and dedication of all our employees and contractors, we realize that there is still more to do and we will continue to pursue cost reductions across all of our operations to further improve margins.”

Overall cash cost per payable ounce decreased to US $9.89 from $18.14 in the prior quarter and gross profit, or income from mining operations (before non-cash items), improved to $5.5 million or 39% of revenues from break-even levels in the second quarter of 2013.  Furthermore, cash-flow from operating activities rose to $5.7 million from negative $0.7 million in the prior quarter.  Guanajuato’s cash cost per payable ounce saw the most significant improvement, declining to US$3.92 from US $17.26 in the prior quarter.

Initiatives taken to reduce operating costs included a reduction in the number of mining contractors at Guanajuato, renegotiation of mining contracts to create greater accountability for material and labor costs, improvements in mine planning and coordination with geology, and overall improvement of grade control.

Topia’s operating costs have also been reduced but by a smaller margin than Guanajuato’s.  The Company will continue to focus on cost reductions at Topia with a primary focus on grade control.  The number of operating mines at Topia has been reduced to eleven (from fourteen) and will be further reduced to nine by year-end.  Production at the remaining mines will be increased in order to maintain overall production levels and improve efficiency.

The Company also made reductions to exploration, general and administrative expenditures, and reduced capital expenditure and development programs, focusing on those with the greatest return on investment.  These initiatives all contributed to improved cash-flow in the third quarter of 2013 as compared to the prior quarter.

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THIRD QUARTER 2013 FINANCIAL SUMMARY

Highlights (in 000s of CAD except ounces, amounts per share and per ounce)	2013 Q3	2013 Q2	Change	2013 Q3	2012 Q3	Change
Revenue	$14,313	$11,165	28%	$14,313	$15,286	-6%
Gross profit (loss) (Earnings from mining operations)	$2,645	$(3,842)	169%	$2,645	$5,791	-54%
Net income (loss)	$(1,523)	$(5,124)	70%	$(1,523)	$1,758	-187%
Adjusted EBITDA 1	$3,865	$(3,323)	216%	$3,865	$4,961	-22%
Earnings (loss) per share – basic	$(0.01)	$(0.04)	75%	$(0.01)	$0.01	-200%
Earnings (loss) per share – diluted	$(0.01)	$(0.04)	75%	$(0.01)	$0.01	-200%
Silver ounces produced	459,924	396,730	16%	459,924	371,857	24%
Silver equivalent ounces produced 2	789,250	680,212	16%	789,250	592,586	33%
Silver payable ounces	369,672	406,787	-9%	369,672	314,146	18%
Total cash cost per silver ounce (USD) 3	$9.89	$18.14	-45%	$9.89	$13.16	-25%
Average realized silver price (USD) 4	$21.85	$21.58	1%	$21.85	$31.92	-32%

THIRD QUARTER 2013 FINANCIAL DISCUSSION

For the three months ended September 30, 2013 (the “third quarter of 2013”), the Company realized metal sales of 621,353 silver equivalent ounces, a 32% increase compared to the same period in the prior year.  Despite this, revenue for the third quarter of 2013 decreased 6%, to $14.3 million, compared to $15.3 million for the same period in 2012.  The decrease was the result of significantly lower average metal prices which offset the increase in unit metal sales.  The average realized silver price was US$21.85 for the third quarter of 2013 compared to US$31.92 in the third quarter of 2012.

Average realized silver prices were marginally higher in the third quarter of 2013 compared to the second quarter of 2013, however metal sales on a silver equivalent ounce basis were 6% lower due primarily to an increase in in-transit concentrate shipments which are not counted as revenue.  Despite the lower unit metal sales, revenue for the third quarter of 2013 increased by $3.1 million, or 28% when compared to the prior quarter.  This was due to a positive revaluation adjustment of approximately $0.9 million to account for the impact of higher metal prices at the end of the third quarter on concentrate shipments from the prior quarter still subject to final settlement.  In contrast, a negative revaluation adjustment of $1.3 million was recorded in the second quarter of 2013 as a result of the sharp decline in metal prices in the later part of that quarter.

For the three months ended September 30, 2013, the Company recorded a gross profit of $2.6 million (18% of revenue) compared to a gross profit of $5.8 million (38% of revenue) for the same period in 2012.  The decrease in gross profit is due primarily to lower average realized metal prices and higher amortization and depletion charges.  These factors were partly offset by lower unit production costs.  Gross profit before non-cash items5, was $5.5 million (39% of revenue) for the third quarter of 2013, compared to $7.7 million (51% of revenue) for the same period in the prior year.
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1	“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items. Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.
2	Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations. For consistency, these prices will be used for the balance of 2013.
3	“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.
4	Average realized silver price is prior to treatment, refining and smelting charges.

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Compared to the second quarter of 2013, gross profit increased by $6.5 million mainly as a result of lower unit production costs at Guanajuato.  Also contributing to the quarter over quarter increase were improved average metal prices and a positive revaluation adjustment of $0.9 million on concentrate shipments from the prior quarter subject to final settlement.

Consolidated cash cost per silver ounce payable was US$9.89 for the three months ended September 30, 2013, a 25% decrease compared to US$13.16 for the same period in 2012, and a 45% decrease compared to US$18.14 in the previous quarter.  The decrease in the consolidated cash cost per silver ounce payable, compared to the third quarter of 2012, was due to lower cash costs at Guanajuato as a result of reduced site costs and higher by-product credits.  These same factors, along with improved grades over the second quarter of 2013, accounted for the improvement in cash costs on a quarter-over-quarter basis.

General and administrative expenses were $1.8 million for the three months ended September 30, 2013 compared to $3.0 million for the comparable quarter of 2012.  The decrease was largely attributable to a $0.6 million decrease in share-based payments expense, a $0.3 million decrease in severance charges over the prior year period, and other general and administrative expense reductions that were part of the Company’s overall cost reduction initiatives.  Compared to the second quarter of 2013, general and administrative expenses decreased by $0.7 million mainly due to $0.4 million in non-recurring severance charges incurred in the previous quarter and other general and administrative expense reductions as noted.

Exploration and evaluation expenses of $0.5 million for the three months ended September 30, 2013 were 24% lower than the third quarter of 2012 and 48% lower than the second quarter of 2013.  The decrease in both cases was due to the curtailment of exploration activities outside of the Company’s operating mines, staff reductions, and a redeployment of exploration staff to operations.  The completion of the El Horcon drill program in the second quarter of 2013 also contributed to the quarter-over-quarter decline in exploration and evaluation expenses.

The Company recorded an income tax recovery of $1.3 million for the three months ended September 30, 2013 compared to a recovery of $0.1 million for the same period in 2012.  The recovery is mainly attributable to pre-tax losses sustained in the Mexican operating entity during the period, due primarily to foreign exchange losses  Unrealized foreign exchange gains and losses are recognized for tax purposes in Mexico.  The Company has net operating tax losses in Canada and has not recognized the benefit of any of these losses in the financial statements of the Company.

Net loss for the three months ended September 30, 2013 was $1.5 million compared to net income of $1.8 million for the same period in 2012.  The decrease in net income is primarily attributable to a decrease in gross profit of $3.1 million and an increase in finance and other expense of $2.6 million, largely the result of foreign exchange losses.  These factors were partially offset by a $1.2 million decrease in general and administrative expenses and a smaller reduction in exploration and evaluation expenditures.  The decrease in net loss from the second quarter net loss of $5.1 million was due primarily to an increase in gross profit of $6.5 million and decrease in general and administrative expenses of $0.7 million.  These factors however were offset by higher foreign exchange losses.
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1
“Gross profit before non-cash items” is a non-IFRS measure in which gross profit is adjusted to exclude amortization and depletion and share-based payments.  Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

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Adjusted EBITDA6 was $3.9 million for the three months ended September 30, 2013 compared to adjusted EBITDA of $5.0 million for the comparable period in 2012.  The lower adjusted EBITDA is primarily accounted for by lower metal prices which reduced gross profit before non-cash items.  This was partly offset by lower general and administrative expenditures (excluding non-cash items) and lower exploration and evaluation expenditures.

Adjusted EBITDA1 of $3.9 million for the third quarter of 2013 marked a significant increase over the negative $3.3 million adjusted EBITDA recorded in the second quarter of 2013.  The increase is attributable to significantly higher gross profit before non-cash items due primarily to lower unit costs, and lower general and administrative expenses.

At September 30, 2013 the Company had net working capital of $35.9 million and cash and cash equivalents of $23.7 million compared to net working capital of $44.5 million and cash and cash equivalents of $20.7 million at December 31, 2012.  For the nine months ended September 30, 2013 the Company generated $8.3 million in cash from operating activities and used $6.0 million of cash in investing activities.  During this period, the Company also received $0.4 million of proceeds from the exercise of options in shares of the Company.

THIRD QUARTER 2013 OPERATIONAL SUMMARY

•	Quarterly production records were set for consolidated throughput, overall metal production and silver and gold production, as well as metal production from each of the two operations;

•	Quarterly consolidated throughput of 76,898 tonnes, a 32% increase over the third quarter of 2012 and 14% over the second quarter of 2013;

•	Quarterly metal production of 789,250 Ag eq oz, an increase of 33% over the third quarter of 2012, and an increase of 16% over the second quarter of 2013;

•	Silver production increased 24% from the third quarter of 2012, and 16% from the second quarter of 2013;

•	Gold production increased 56% over the third quarter of 2012, and 18% over the second quarter of 2013;

•	Cash cost per silver ounce payable was US$9.89, 25% lower than in the third quarter of 2012 and 45% lower than in the second quarter of 2013.

Further discussion of the Company’s operational and financial results is contained in the Company’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2013.
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1
“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items.  Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

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THIRD QUARTER 2013 BUSINESS UPDATE

The Company announced the appointment of Mr. James Mullin to its Board of Directors, effective August 7, 2013.  Mr. Mullin’s former role was Senior Vice President of North American Operations at Newmont Mining Corporation from which he retired after a successful 33 year career with the company.  He holds a degree in Mining Engineering from the Colorado School of Mines and is a retired Professional Engineer in British Columbia.

Subsequent to the end of the third quarter, on October 8, 2013, the Company announced the receipt of the Environmental Impact Permit for the San Ignacio Project.  The Company has since completed Phase I construction of a two-kilometre road and has commenced initial work on the new portal for ramp and mine development.  The Company also commenced an infill drill program in October to more accurately define the resource.  Production at San Ignacio is expected to begin in early 2014.

On October 21, 2013, the Company announced it had completed an internal resource estimate for the El Horcon Project with sufficiently encouraging results to justify the next phase of exploration.  The drill program tested 650 metres of strike length on the Diamantillo vein and various splays and nearby parallel structures and veins, which occur within a NW-SE trending structural corridor six kilometres long by 2.5 kilometres wide.  The resource estimate was prepared based upon the initial 2,156 metre, 24 hole surface drill program completed during the second quarter of 2013.  (Refer to news release dated October 21, 2013 for further details.)

OUTLOOK

The Company expects to exceed its guidance of 2.4 to 2.5 million silver equivalent ounces for the 2013 fiscal year, based on its production results to the end of October and production outlook for November and December.  The Company’s production for nine months ended September 30, 2013 totalled 2,076,963 silver equivalent ounces, representing growth of 22% over the same period in 2012.

Given the improvement in cash cost during the third quarter and the most recent production and grade results, the Company expects its cash cost for 2013 to come in below its guidance of US$15 to US$16 per silver ounce for the 2013 fiscal year.

The Company will continue to pursue cost reductions and focus on grade control.  It is cautioned that the Guanajuato and Topia mines have complex geology which makes them prone to grade variability.  The measures taken to mitigate grade variability to date cannot serve to completely eliminate this factor in the future.

Initial production from San Ignacio is expected to commence in the first half of 2014 at approximately 100 tonnes per day, and is expected to increase to approximately 250 tonnes per day by the end of 2014.  Ore will be trucked to and processed at the Company’s Cata plant at the main Guanajuato Mine Complex 22 kilometres away.  The ability to increase throughput at Guanajuato, with no further capital expenditures, is expected to have a positive impact on site production costs and ultimately cash costs.

Subsequent to the third quarter, the Mexican Congress approved a tax reform package for the 2014 year.  Based on an initial assessment, these reforms may have a material impact on the Company’s financial results in 2014.  The Company continues to monitor this closely and expects to provide an update on the impacts at year end.

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WEBCAST AND CONFERENCE CALL TO DISCUSS THIRD QUARTER 2013 FINANCIAL RESULTS

The Company will hold a live webcast and conference call to discuss the financial results on November 7, 2013 at 7:00 AM Pacific Standard Time, 10:00 AM Eastern Standard Time.  Hosting the call will be Mr. Robert Archer, President and Chief Executive Officer and Mr. Jim Zadra, Chief Financial Officer and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or dialing in just prior to the start time.

Great Panther’s live and archived webcast can be accessed by visiting the company website at www.greatpanther.com.  Participants will be connected to the broadcast audio after joining the meeting.

As an alternative, participants may connect to the conference call by telephone:

U.S. & Canada Toll-Free	1 800 754 1382
International Toll-Free	+1 212 231 2911

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to Gross profit before non-cash items, EBITDA, Adjusted EBITDA and Cash Cost per Silver Ounce which are non-IFRS measures.  The Company provides these measures as additional information regarding the Company's financial results and performance.  Please refer to the Company's MD&A for the three and nine months ended September 30, 2013 for a definition and reconciliation of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato.  Great Panther is also in the process of developing its San Ignacio Project with a view to production in 2014, and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

All shareholders have the ability to receive a hard copy of the Company's financial statements free of charge upon request.  Should you wish to receive Great Panther Silver's Financial Statements or the Annual Information Form in hard copy, please contact us at the Company toll free at 1-888-355-1766 or 604-608-1766, or e-mail info@greatpanther.com.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

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Robert A. Archer President & Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2012 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

September 30, 2013 and December 31, 2012 (Unaudited)

	September 30,	December 31,
	2013	2012

Assets

Current assets:
Cash and cash equivalents	$23,724	$20,735
Short term investments	26	5,164
Trade and other receivables	9,187	18,099
Income taxes recoverable	185	130
Inventories	7,922	6,927
Prepaid expenses, deposits and advances	843	1,995
	41,887	53,050
Non-current assets:
Mineral properties, plant and equipment	57,270	55,451
Exploration and evaluation assets	7,760	7,270
Intangible assets	734	705
Deferred tax asset	238	253
	$107,889	$116,729

Liabilities and Shareholders’ equity

Current liabilities:
Trade and other payables	$5,983	$8,111
Current tax liability	-	400
	5,983	8,511
Non-current liabilities:
Reclamation and remediation provision	2,406	2,447
Deferred tax liability	2,850	5,746
	11,239	16,704

Shareholders’ equity:
Share capital	123,022	122,444
Reserves	9,002	7,586
Cumulative deficit	(35,374)	(30,005)
	96,650	100,025
	$107,889	$116,729

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GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the three and nine months ended September 30, 2013 and 2012 (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Revenue	$14,313	$15,286	$38,117	$43,350
Cost of sales
Production costs	8,780	7,566	29,705	21,747
Amortization and depletion	2,763	1,668	8,936	5,428
Share-based payments	125	261	361	288
	11,668	9,495	39,002	27,463

Gross profit (loss)	2,645	5,791	(885)	15,887

General and administrative expenses
Administrative expenses	1,587	2,199	5,796	6,967
Amortization and depletion	87	67	213	136
Share-based payments	126	723	320	1,036
	1,800	2,989	6,329	8,139

Exploration and evaluation expenses	423	582	2,018	1,601
Share-based payments	74	73	74	73
Income (loss) before the undernoted	348	2,147	(9,306)	6,074

Finance and other income (expense)
Interest income	92	88	282	364
Finance costs	(13)	(8)	(35)	(27)
Foreign exchange gain (loss)	(3,549)	(614)	611	2,269
Other income	342	22	464	58
	(3,128)	(512)	1,322	2,664

Income (loss) before income taxes	(2,780)	1,635	(7,984)	8,738
Income tax
Current tax (expense)	60	(315)	(418)	(315)
Deferred tax recovery (expense)	1,197	438	3,033	(1,628)
	1,257	123	2,615	(1,943)
Net income (loss) for the period	$(1,523)	$1,758	$(5,369)	$6,795

Other comprehensive income (loss), net of tax
Foreign currency translation	761	(224)	905	(30)
Change in fair value of available-for-sale financial assets	20	8	(54)	1
	781	(216)	851	(29)
Total comprehensive income (loss) for the period	$(742)	$1,542	$(4,518)	$6,766

Earnings (loss) per share
Basic	$(0.01)	$0.01	$(0.04)	$0.05
Diluted	$(0.01)	$0.01	$(0.04)	$0.05

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GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the three and nine months ended September 30, 2013 and 2012 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Cash flows from operating activities:
Net income (loss) for the period	$(1,523)	$1,758	$(5,369)	$6,795

Items not involving cash:
Amortization and depletion	2,850	1,735	9,149	5,564
Unrealized foreign exchange (gain) loss	3,716	(109)	(377)	(2,443)
Deferred income tax (recovery) expense	(1,197)	(123)	(3,033)	1,943
Accretion on reclamation and remediation provision	13	-	35	-
Share-based payments	325	1,057	755	1,397
Other non-cash items	(111)	(80)	(302)	(359)
	4,073	4,238	858	12,897

Interest received	-	66	249	328
Interest paid	(25)	(3)	(25)	(6)
Income taxes (paid) received	(156)	388	(520)	(146)
Net cash from operating activities before changes in non-cash working capital	3,892	4,689	562	13,073

Changes in non-cash working capital:
Trade and other receivables	2,728	713	8,971	(3,090)
Income taxes recoverable	35	197	(54)	316
Inventories	(1,111)	(2,152)	(263)	(2,763)
Prepaid expenses, deposits and advances	635	2,571	1,152	480
Trade and other payables	(439)	(147)	(2,179)	584
Current tax liability	(85)	13	120	13
Net cash from operating activities	5,655	5,884	8,309	8,613

Cash flows from investing activities:
Purchase of intangible assets	-	(200)	(256)	(426)
Purchase of mineral properties, plant and equipment	(3,332)	(7,580)	(10,887)	(21,460)
Proceeds from disposal of mineral properties, plant and equipment	22	-	27	86
Proceeds from disposal of short term investments	-	-	5,085	-
Net cash used in investing activities	(3,310)	(7,780)	(6,031)	(21,800)

Cash flows from financing activities:
Repayment of capital lease obligations	-	(13)	-	(130)
Proceeds from exercise of options	278	157	388	479
Net cash from financing activities	278	144	388	349

Effect of foreign currency translation on cash	(228)	(96)	323	228

Increase (decrease) in cash and cash equivalents	2,395	(1,848)	2,989	(12,610)
Cash and cash equivalents, beginning of period	21,329	28,675	20,735	39,437
Cash and cash equivalents, end of period	$23,724	$26,827	$23,724	$26,827